As filed with the U.S. Securities and Exchange Commission on June 22, 2026	Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

___________

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

___________

HONDA MOTOR CO., LTD.

(Translation of issuer’s name into English)

___________

Japan

(Jurisdiction of incorporation or organization of issuer)

______________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

___________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

___________

American Honda Motor Co., Inc.

1919 Torrance Blvd.,

Torrance, California 90501

(310) 783-2265

(Address, including zip code, and telephone number, including area code, of agent for service)

______________________________

Copies to:

Keiji Hatano, Esq. Nirav N. Mehta, Esq. Sullivan & Cromwell LLP 1 Chome-5-1 Ōtemachi, Chiyoda City, Tokyo 100-0004, Japan 81 3-3213-6140	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

______________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADS(s)”), each ADS representing three (3) shares of common stock of Honda Motor Co., Ltd. (the “Company”)	250,000,000 ADSs	$5.00	$12,500,000.00	$1,726.25

*     Each ADS Unit represents 100 ADSs.

**   Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Paragraph.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (12) and (13).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (11).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (9); Reverse of Receipt - Paragraph (13).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (11) and (12).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (3); Reverse of Receipt - Paragraphs (11), (12) and (14).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (18) and (19) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (9).

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Paragraphs (1)(c), (2), (3), (4), and (6).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt – Paragraphs (11), (15) and (16).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (9).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Third Amended and Restated Deposit Agreement, by and among Honda Motor Co., Ltd. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Honda Motor Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of June, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive three (3) shares of common stock of Honda Motor Co., Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Leslie DeLuca
Name: Leslie DeLuca
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Honda Motor Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on June 22, 2026.

HONDA MOTOR CO., LTD.

By:	/s/ Toshihiro Mibe
Name: Toshihiro Mibe Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Toshihiro Mibe, Director, President, Representative Executive Officer and Chief Executive Officer, Masao Kawaguchi, Executive Officer and Chief Financial Officer, Sumihiro Takahashi, Operating Executive, Head, Accounting and Finance Unit, Koji Ito, General Manager, Finance Division, and Kenji Ichinoseki, Manager, Finance Division Investor Relations Department, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 22, 2026.

Signature	Title

/s/ Toshihiro Mibe Toshihiro Mibe	Director, President, Representative Executive Officer and Chief Executive Officer (Principal Executive Officer)

/s/ Noriya Kaihara Noriya Kaihara	Director, Executive Vice President and Representative Executive Officer

/s/ Katsushi Inoue Katsushi Inoue	Director

/s/ Asako Suzuki Asako Suzuki	Director

/s/ Jiro Morisawa Jiro Morisawa	Director

Signature	Title

/s/ Kunihiko Sakai Kunihiko Sakai	Director

/s/ Fumiya Kokubu Fumiya Kokubu	Director

/s/ Yoichiro Ogawa Yoichiro Ogawa	Director

/s/ Kazuhiro Higashi Kazuhiro Higashi	Director

/s/ Ryoko Nagata Ryoko Nagata	Director

/s/ Mika Agatsuma Mika Agatsuma	Director

/s/ Masao Kawaguchi Masao Kawaguchi	Executive Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in New York, New York on June 22, 2026.

American Honda Motor Co., Inc.

By:	/s/ Shiho Umebayashi
Name: Shiho Umebayashi Title: Authorized Signatory

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary